September 9, 2022
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

Dear Board of Directors,
The Star Equity Fund, LP 13D Group (“Star Equity” or “we” or “our”) currently owns approximately 9.9% of Superior Drilling Products, Inc. (“SDPI” or the “Company”). We are writing this letter because we believe the Company’s July 5 and July 15, 2022 Schedule 14A proxy statements filed with the Securities Exchange Commission (”SEC”) were erroneous and omitted certain required ownership disclosures. Specifically, we believe the Company failed to properly disclose certain ownership of SDPI shares at the time it requested votes from shareholders within its 2022 annual proxy.
Star Equity filed a Schedule 13D with the SEC on May 9, 2022 disclosing group beneficial ownership interest of 6.73%. Thereafter, Star Equity filed amendments on May 10 and June 14, and in its June 24 filing disclosed its then 9.03% interest, yet the Company’s Preliminary 14A filed on July 5, 2022 failed to mention either Jeffrey Eberwein or Star Equity as beneficial owners of more than 5%. The Definitive 14A also failed to mention our ownership, and it only mentions SDPI’s CEO and COO as owning over 5%. This omission misled shareholders by not properly disclosing a new significant shareholder pushing for changes beneficial to all shareholders. We believe this critical omission may have discouraged some shareholders from voting or caused certain shareholders to vote differently – given some shareholders may not have been aware that an almost 10% shareholder group existed and was advocating for change at the Company. At this time, we believe the error was not intentional and we expect the Company will take all actions necessary to provide accurate information in future filings, including correctly reflecting the ownership information of SDPI shares.
As we have stated previously, we strongly believe SDPI should become part of a larger entity. The most likely way for this to happen would be for SDPI to sell itself to a larger company. The Company could also pursue a merger of equals or allow a larger private company to go public via a reverse merger into SDPI. Alternatively, SDPI could be taken private if none of these options materialize. All of these strategic options should be considered by the Company’s board and pursued with a sense of urgency. Remaining a small public company is a poor outcome for shareholders due to the Company’s microcap status and its high SG&A expenses, including management compensation and public company costs, as a percentage of revenue.
Sincerely,
Star Equity Fund, LP
Jeffrey E. Eberwein, Portfolio Manager